Exhibit 3.1.1

CERTIFICATE OF AMENDMENT TO

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

LEVI STRAUSS & CO.

Pursuant to Section 242

of the Delaware General Corporation Law

Levi Strauss & Co. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1.    The name of the Corporation is Levi Strauss & Co. The date of the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was November 23, 1970, under the name of Levi Strauss of Delaware, Inc.

2.    The Board of Directors of the Corporation unanimously adopted resolutions proposing and declaring advisable the following amendment to the Amended and Restated Certificate of Incorporation:

Section A of Article Fourth shall be amended and restated to read in its entirety as follows:

“A. Authorized Stock.

The Corporation shall be authorized to issue 1,210,000,000 shares of capital stock, of which 1,200,000,000 shares shall be shares of common stock, par value $0.001 per share (“Common Stock”), and 10,000,000 shares shall be shares of preferred stock, par value $0.001 per share (“Preferred Stock”).

Effective immediately upon the filing of the Certificate of Amendment to this Certificate of Incorporation (the “Effective Time”), and without any further action on the part of the Corporation or any stockholder, each one (1) share of Common Stock that is issued and outstanding at the Effective Time shall be subdivided, split and converted into ten (10) shares of Common Stock (the “Forward Split”). At the Effective Time, each record holder of a certificate shall be deemed to be the holder of record of the shares of Common Stock resulting from the Forward Split, notwithstanding that the certificates representing such shares of Common Stock shall not have been surrendered at the office of the Corporation. All references to numbers of shares and all per share amounts set forth in this Certificate of Incorporation are referenced and stated after giving effect to the Forward Split, and, accordingly, no further adjustment pursuant to this Article Fourth shall be made as a result of the Forward Split.”

3.    All other provisions of the Amended and Restated Certificate of Incorporation shall remain in full force and effect.

4.    This Certificate of Amendment to the Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of the Corporation in accordance with Sections 228 and 242 of the Delaware General Corporation Law.

Levi Strauss & Co. has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be signed by its President and Chief Executive Officer on March 4, 2019.

LEVI STRAUSS & CO.

By:	/s/ Charles V. Bergh
Charles V. Bergh
President and Chief Executive Officer

[Signature Page to Certificate of Amendment]